Exhibit 19.1
ELLINGTON CREDIT COMPANY
Clawback Policy
(this "Policy")
Adopted by the Board of Trustees (the “Board”) of Ellington Credit Company (the “Fund”) on April 1, 2025. This Policy supersedes and replaces all prior and contemporaneous policies of the Fund, oral or written, regarding the subject matter contained herein.
1.Recoupment. If the Fund is required to prepare a Restatement, the Board shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Committee may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate.
2.Method of Recoupment. Subject to applicable law, the Board may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Fund; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Fund as determined pursuant to this Policy, the Fund shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Fund for any and all expenses reasonably incurred (including legal fees) by the Fund in recovering such amount.
3.Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Fund contemporaneously with such amendment or termination) cause the Fund to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of any national securities exchange or national securities association (as applicable, the “Exchange”) on which the Fund’s securities are then listed. The Board shall consult with the Fund’s audit committee, chief financial officer or chief accounting officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.
4.Acknowledgement by Executive Officers. The Board may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. For purposes of clarity, such notice and acknowledgement may be contained within a separate agreement (such as an employment, severance, retention, bonus, incentive compensation, equity award or similar agreement) that may, in whole or in part, be subject to this Policy.
5.No Indemnification. Notwithstanding the terms of any of the Fund’s organizational documents, any corporate policy or any contract, the Fund shall not indemnify any Covered Person against the loss of any Recoverable Compensation.
6.Disclosures and Record Keeping. The Fund shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable exchange listing standard.
7.Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Maryland without regard to its conflicts of laws principles.
8.Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:
“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Board, or the officer or officers of the Fund authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Fund is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Fund to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Fund’s fiscal year) of less than nine months within or immediately following the three completed fiscal years; provided that, a transition period of nine to 12 months shall be treated as a completed fiscal year.
“Covered Person” means an Executive Officer who receives Recoverable Compensation.
“Effective Date” means February 3, 2025.
“Executive Officer” includes the Fund’s current and former president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Fund in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Fund’s controlled affiliates) who performs similar policy-making functions for the Fund. For purposes of clarity, the term “Executive Officer” shall include, at a minimum, any executive officers of the Fund identified pursuant to 17 CFR § 229.401(b).
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Fund’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include, but are not limited to, measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, adjusted distributable earnings, or book value per share. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Fund’s financial statements or included in a filing made by the Fund with the SEC.
“Impracticable” means, after exercising a review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Board determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that the Fund would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax- qualified retirement plan, under which benefits are broadly available to the Fund’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however Incentive-Based Compensation does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.
“Received” – Incentive-Based Compensation is deemed “Received” in any Fund fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after the Effective Date by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Fund has or had a class of securities listed on the Exchange; and (iv) during the Applicable Period, that exceeds or exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of Recoverable Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive- Based Compensation was Received (in which case, the Fund shall maintain documentation of such determination of such reasonable estimate and provide such documentation to the Exchange).
“Restatement” means an accounting restatement of any of the Fund’s financial statements due to the Fund’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the Effective Date (but subject to changes that may occur in accounting principles and rules following the Effective Date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Fund’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and
(vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

April 1, 2025

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